Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 1, 2021

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K
AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR

SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	December 31, 2021	December 15, 2021
Series D	0.21028	December 30, 2021
Series E	0.198938	December 31, 2021
Series F	0.14789	December 30, 2021
Series G	0.185125	December 31, 2021
Series H	0.17310	December 30, 2021
Series I	0.207938	December 31, 2021
Series J	0.19137	December 30, 2021
Series K	0.291938	December 31, 2021
Series M	0.312688	December 31, 2021

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 31, 2021 to March 30, 2022 dividend period for its floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.80852	3.27899	0.20213
Series F	0.56441	2.28899	0.14110
Series H	0.66304	2.68899	0.16576
Series J	0.73455	2.97899	0.18364

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946